May 28, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jessica Livingston

Re:    INTL FCSTONE INC.
Registration Statement on Form S-3
Filed May 9, 2019
File No. 333-231301

Acceleration Request

Requested Date:	May 30, 2019

Requested Time:	5:00 pm, Eastern Time

Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, INTL FCStone Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Scott Claassen or Scott Gootee, of Stinson LLP, to orally modify or withdraw this request for acceleration.

Please contact Mr. Claassen at (816) 691-2348 or Mr. Gootee at (816) 691-3263 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

INTL FCSTONE INC.

By:	/s/ William J. Dunaway
William J. Dunaway
Chief Financial Officer

cc:    Scott Claassen, Stinson LLP
Scott Gootee, Stinson LLP